November 15, 2018

David Mead, Chairman of the Board
Peoples Bancorp, Inc.
138 Putnam Street
Marietta, OH 45750

Dear Mr. Chairman:

Due to my deteriorating health, it is necessary for me to resign from the Boards of both Peoples Bancorp, Inc. and Peoples Bank (collectively "PEBO"), effective immediately. I appreciate the opportunity to have been part of the PEBO Boards and very much regret not being able to continue to represent the shareholders of such a fine organization.

My sincerest thanks to you, the other Board members, and the shareholders for having given me this opportunity and I wish you, the other Board members, and management the very best of success in the future.

With kind regards,

/s/ TERRY T. SWEET

Terry T. Sweet

cc: PEBO Board members
Ryan Kirkham, SVP and General Counsel